AB UF 3-21-02

02019554

ED STATES
XCHANGE COMMISSION
.on, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-50825

RECEIVED MAR 1 1 2002 143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sincere & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Rolling Meadow Drive, Suite 2A
(No. and Street)

Holliston, MA 01746
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard D. Sincere 508-429-2595
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paresky Flitt & Company
(Name — *if individual, state last, first, middle name*)

14 West Plain Street	Wayland	MA	01778
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/4/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D. Sincere, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sincere & Company, LLC, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public 5/3/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- **☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- **☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- **☒ (g) Computation of Net Capital
- **☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- **☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** Filed only in binder II - confidential information

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SINCERE & CO., LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2001

SINCERE & CO., LLC

HOLLISTON, MASSACHUSETTS

044811

FINANCIAL STATEMENTS

DECEMBER 31, 2001

INDEX

INDEPENDENT AUDITOR'S REPORTS REQUIRED BY RULE 17a-5:

FINANCIAL STATEMENTS:

BINDER I - PUBLIC INFORMATION

BINDER II - CONFIDENTIAL INFORMATION

PARESKY
FLITT
& COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Members:
American Institute
of Certified Public Accountants
Massachusetts Society
of Certified Public Accountants

Independent Auditor's Report

To the Member of
Sincere & Co., LLC
Holliston, Massachusetts

We have audited the accompanying balance sheet of Sincere & Co., LLC as of December 31, 2001, and the related statements of income, cash flows, and changes in member's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sincere & Co., LLC, as of December 31, 2001, and the results of its operations and cash flows and the changes in member's equity for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paresky Flitt + Company

Paresky Flitt & Company
Wayland, Massachusetts

February 7, 2002

14 West Plain Street, Wayland, MA 01778, (508) 650-1122 FAX: (508) 650-1133

PARESKY
FLITT
& COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

Members:
American Institute
of Certified Public Accountants
Massachusetts Society
of Certified Public Accountants

Independent Auditor's Report on the Internal Control Structure

As Required by SEC Rule 17a-5

To the Member of
Sincere & Co., LLC
Holliston, Massachusetts

In planning and performing an audit of the financial statements of Sincere & Co., LLC, for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We did not consider procedures for safeguarding securities since the Company has not received directly or indirectly, or has held funds or securities for, or has owed funds or securities to customers, and has not carried accounts of, or for, customers.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures to the extent applicable (including tests of controls with such practices and procedures) followed by Sincere & Co., LLC, that we consider relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and the reserve required by Rule 15c-3(e)(2) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14 West Plain Street, Wayland, MA 01778, (508) 650-1122 FAX: (508) 650-1133

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not, necessarily, disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors and irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Paresky Flitt + Company

Paresky Flitt & Company
Wayland, Massachusetts

February 7, 2002

SINCERE & COMPANY, LLC
BALANCE SHEET
DECEMBER 31, 2001

Assets	
Current Assets	
Cash – non-interest bearing	$ 9,515
Accounts receivable	32,759
Total Current Assets	42,274
Property and Equipment	
Office furniture and equipment, at cost	14,981
Less accumulated depreciation	(14,981)
Net Property and Equipment	---
Other Assets	
Organizational costs, net of accumulated amortization of $4,800	1,200
Total Assets	$ 43,474
Member's Equity	$ 43,474

See accompanying notes and auditor's report.

SINCERE & COMPANY, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

CONFIDENTIAL INFORMATION

Revenues	
Investment fees	$ 149,620
Expenses	
Salaries and other employment costs for voting stockholder/officer	---
Other employee compensation and benefits	---
Other expenses	1,220
Net Income	$ 148,400

See accompanying notes and auditor's report.

SINCERE & COMPANY, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CONFIDENTIAL INFORMATION

Cash Flows from Operating Activities	
Net income	$ 148,400
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,220
Accounts receivable	(32,759)
Net Cash Provided by Operating Activities	116,861
Cash Flows From Investing Activities	---
Cash Flows from Financing Activities	
Distributions to member	(115,313)
Net Change in Cash	1,548
Cash at Beginning of Year	7,967
Cash at End of Year	$ 9,515

See accompanying notes and auditor's report.

SINCERE & COMPANY, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

CONFIDENTIAL INFORMATION

Member's Equity at Beginning of Year	$ 10,387
Net Income	148,400
Contributions During the Year	---
Distributions	(115,313)
Member's Equity at End of Year	$ 43,474

See accompanying notes and auditor's report.

CONFIDENTIAL INFORMATION

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Sincere & Co., LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

Sincere & Co., LLC was organized as a limited liability company under the laws of the State of Delaware on October 24, 1997. The Company provides marketing, sales support, consulting and other services to the distributors, underwriters or investment advisers of registered and unregistered management investment companies located primarily throughout the United States.

The Company is a registered broker-dealer, but it has not received directly or indirectly, or has it funds or securities for, or has it owed funds or securities to customers, and it has not carried accounts of, or for, customers.

Cash and Cash Equivalents

The Company places its cash with high credit quality financial institutions. At times, such investments may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the three years.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; while those for betterments and major renewals are charged to the property accounts.

Intangible Costs

The Company is amortizing organizational costs over a sixty-month period. Amortization expense recognized in 2001 was $1,200.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes. Income of the Company is taxed to the member in their respective return.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTIES

The Company is a wholly owned subsidiary of Sincere Holdings, LLC. As agreed to and approved by the National Association of Securities Dealers (NASD) in the expense agreement dated October 8, 1998, Sincere Holdings, LLC agrees to be fully responsible for and pay all expenses incurred by the Company. Therefore, the Company is not liable for any expenses incurred during the normal course of business. The Company receives investment fee revenue and distributes any excess equity over their minimum net capital requirements to Sincere Holdings, LLC, their parent. For the year ended December 31, 2001, distributions to Sincere Holdings, LLC totaled $115,313.

NOTE 3 - MAJOR CUSTOMERS

During 2001, the Company received its investment fee revenue from 3 customers.

NOTE 4 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Cash paid for interest and income taxes are as follows:

Income taxes	$ -
Interest	$ -

See auditor's report.

SUPPLEMENTARY INFORMATION

SINCERE & COMPANY, LLC
SUPPLEMENTARY INFORMATION REQUIRED PURSUANT TO RULE 15C3-1
DECEMBER 31, 2001

CONFIDENTIAL INFORMATION

Net Capital Computation

Member's Equity at End of Year	$ 43,474
Less:	
Net Property and Equipment	---
Organization costs, net	1,200
Net Capital	$ 42,274

Excess Net Capital Computation

Minimum Net Capital Required, Based on Aggregate Indebtedness	None
Minimum Dollar Requirement	$ 5,000
Net Capital as Calculated Above	$ 42,274
Net Capital Requirement, Greater of Above Minimums	5,000
Excess net capital	$ 37,274
Computation of Aggregate Indebtedness	Not Applicable

Reconciliation of Net Capital as Reported on December 31, 2001 Focus Report and Audited Financial Statements

Net Capital as Reported on December 31, 2001 Focus Report (unaudited)	$ 4,515
Adjustments	32,759
Net Capital	$ 37,274

See accountants' report.

SINCERE & COMPANY, LLC
SUPPLEMENTARY INFORMATION REQUIRED PURSUANT TO RULE 15C3-1
DECEMBER 31, 2001

CONFIDENTIAL INFORMATION

Compilation for determination of reserve requirements pursuant to Rule 15c3-3	Not applicable
Information relating to possession of control under Rule 15c3-3	Not applicable
Schedule of segregation requirement and funds in segregation pursuant to the Commodity Exchange Act	Not applicable

See accountants' report.